SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2007
Commission File Number 0-99
PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1)
Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Corporate Finance Office Investor Relations (5255) 1944 9700 ri@dcf.pemex.com

October 29, 2007
PEMEX Unaudited Financial Results Report
as of September 30, 2007

PEMEX, Mexico’s oil and gas company and the tenth largest integrated oil company in the world[1], announced its unaudited consolidated financial results as of September 30, 2007.

3Q07 Financial Highlights
ª   Total debt decreased by Ps. 10.8 billion (US$1.0 billion) from June 30 to September 30, 2007

ª   Total sales decreased by 0.1% as compared to the third quarter of 2006, amounting to Ps. 287.3 billion in the third quarter of 2007, in pesos with September 30, 2007 purchasing power parity (US$26.3 billion)[2]

ª   Income before taxes and duties decreased by 16.5%, as compared to the third quarter of 2006, to Ps. 166.5 billion (US$15.2 billion)

ª   Net loss was Ps. 13.5 billion (US$1.2 billion) in the third quarter of 2007, as compared to net income of Ps. 30.0 billion in the third quarter of 2006

ª   Fitch Ratings and Standard & Poor’s Ratings Services upgraded PEMEX’s long term foreign currency rating from BBB- to BBB and BBB to BBB+, respectively

Table 1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary

	Third quarter (Jul. - Sep.)					Nine months ending Sep. 30,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	562,209	562,314	0.0%	106	51,440	839,555	808,128	-3.7%	(31,427)	73,927
Domestic sales	145,265	145,370	0.1%	106	13,298	422,611	428,751	1.5%	6,140	39,222
Exports	416,944	416,944	0.0%	0	38,142	416,944	379,377	-9.0%	(37,567)	34,705
Cost of sales	109,391	115,408	5.5%	6,016	10,557	302,994	315,950	4.3%	12,956	28,903
Gross profit	452,817	446,907	-1.3%	(5,911)	40,882	536,561	492,178	-8.3%	(44,383)	45,024
General expenses	18,548	21,022	13.3%	2,474	1,923	54,662	59,389	8.6%	4,728	5,433

Income before taxes and duties	473,947	441,522	-6.8%	(32,425)	40,390	523,498	471,255	-10.0%	(52,243)	43,110
Taxes and duties	169,261	179,968	6.3%	10,707	16,463	473,036	457,341	-3.3%	(15,694)	41,837
Net income (loss)	304,686	261,554	-14.2%	(43,132)	23,927	50,463	13,913	-72.4%	(36,549)	1,273
EBITDA(1)	499,143	479,488	-3.9%	(19,655)	43,863	643,986	597,481	-7.2%	(46,505)	54,657
EBITDA / Financial cost(2)	35	40				17	15

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note:	Numbers may not total due to rounding.

(1)	Earnings before interest, taxes, depreciation and amortization is a non US-GAAP measure, therefore we provide a reconciliation with net income on page 20. This measure excludes the cost of the reserve for retirement payments.

(2)	Excludes capitalized interest.

[1]	Petroleum Intelligence Weekly ranking, December 2006.

[2]	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 at the September 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could have been converted into U.S. dollar amounts at the forgoing or any other rate.

PEMEX Financial Results Report as of September 30, 2007.	1/37
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PEMEX	Corporate Finance Office — Investor Relations

3Q07 Operational Highlights
ª   During the third quarter of 2007, total natural gas production was 11.3% greater than production during the second quarter of 2006
ª   As anticipated, crude oil production decreased by 192 thousand barrels per day (Mbd) or 5.9%, from the third quarter of 2006 to the third quarter of 2007, to 3,055 Mbd, due primarily to the decline in production of Cantarell, and the deferral of production due to hurricane Dean.

Operating Items
Exploration and Production

Crude Oil Production	During the third quarter of 2007, as expected, crude oil production averaged 3,055 Mbd, 5.9% less than the 3,247 Mbd produced during the third quarter of 2006.

Production of heavy crude oil decreased by 8.3% and light crude oil by 3.0%, while extra-light crude oil production increased 8.9%.

Heavy and light crude oil production decreased primarily due to shutdowns of wells in the offshore regions, during hurricane Dean in August, representing 345 Mbd during that month; and to the natural decline of the Cantarell asset.

The increase in extra-light crude oil production resulted from the completion of wells in the Litoral de Tabasco project, located in the Southwestern Marine region.
Table 2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of liquid hydrocarbons

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2006	2007	Change		2006	2007	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,698	3,449	-6.7%	(249)	3,753	3,540	-5.7%	(213)
Crude oil	3,247	3,055	-5.9%	(192)	3,307	3,126	-5.5%	(181)
Heavy	2,211	2,028	-8.3%	(183)	2,305	2,088	-9.4%	(217)
Light	848	823	-3.0%	(25)	826	838	1.4%	12
Extra-light	188	204	8.9%	17	175	199	13.7%	24
Natural gas liquids(1)	451	394	-12.7%	(58)	447	414	-7.3%	(33)

(1) Includes condensates.
Note: Numbers may not total due to rounding.

Natural Gas Production	During the third quarter of 2007, natural gas production was 11.3% greater than the average production recorded in the third quarter of 2006.

The production of associated natural gas increased by 352 MMcfd, due to greater production from the Crudo Marino Ligero and Ixtal-Manik projects, in the Southwestern Marine region and greater production from wells in the transition zone at Cantarell.

The increase in non-associated natural gas production, of 265 MMcfd, was primarily due to the activity in the Burgos and Veracruz projects, located in the Northern region. These projects reached maximum monthly productions of 1,430 and 1,002 MMcfd, respectively, during September and August.

PEMEX Financial Results Report as of September 30, 2007.	2/37
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations
Table 3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of natural gas and gas flaring

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30
	2006	2007	Change		2006	2007	Change
	(MMcfd)				(MMcfd)
Total	5,478	6,094	11.3%	617	5,286	5,982	13.2%	696
Associated	3,130	3,482	11.2%	352	3,076	3,386	10.1%	310
Non-associated	2,347	2,612	11.3%	265	2,210	2,597	17.5%	387

Natural gas flaring	256	635	148.2%	379	216	430	99.1%	214
Gas flaring / total production	4.7%	10.4%			4.1%	7.2%

Note:	Numbers may not total due to rounding.

Gas Flaring	In the third quarter of 2007, gas flaring represented 10.4% of total natural gas production. The increase with respect to the third quarter of 2006 was primarily due to attacks to PEMEX’s pipelines, programmed maintenance, and an increase in the production of gas with high nitrogen content in the Northeast Marine region.

Completion of Wells	During the third quarter of 2007, PEMEX completed 160 new wells, 14 more than during the third quarter of 2006. Of the completed wells, 145 were development wells, 18 greater than in the third quarter of 2006 due to higher activity in the Aceite Terciario del Golfo and Ogarrio Magallanes projects.

Exploratory wells drilled totaled 15, 4 fewer as compared to the third quarter of 2006. This decrease was a result of a decrease in activity at the Burgos project in the Northern Region.

By June 30, 2007, the number of non-associated gas production wells was 2,978, a 7.2% increase as compared to the number of non-associated gas production wells operating at September 30, 2006. This increase was due to the completion of wells in the Burgos and Veracruz projects located in the Northern Region.
Table 4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Drilling activity and inventory of wells

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2006	2007	Change		2006	2007	Change
	(Number of				(Number of
	wells)				wells)
Wells drilled	146	160	9.6%	14	495	478	-3.4%	(17)
Development	127	145	14.2%	18	439	441	0.5%	2
Exploration	19	15	-21.1%	(4)	56	37	-33.9%	(19)

Total operating wells(1)					6,178	5,860	-5.1%	(318)
Injection					263	298	13.3%	35
Production					5,915	5,562	-6.0%	(353)
Crude					3,136	2,584	-17.6%	(552)
Non associated gas					2,779	2,978	7.2%	199

(1)	As of September 30 of each year.

Note:	Numbers may not total due to rounding.

PEMEX Financial Results Report as of September 30, 2007.	3/37
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PEMEX	Corporate Finance Office — Investor Relations

Seismic Information	During the third quarter of 2007, the length covered by 2D seismic studies decreased 72.3%, while the area covered by 3D seismic studies increased by 4,308 km2 as compared to the same quarter of 2006. The decrease in 2D studies was due to the delay in tendering the Almagres proyect, in the Southern Region, and the increase in 3D studies was due to greater acquisition of data in the Holok-Temoa project in the deep waters of the Gulf of Mexico.
Table 5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Seismic studies

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2006	2007	Change		2006	2007	Change
Seismic information
2D (km)	657	182	-72.3%	(475)	1,327	288	-78.3%	(1,039)
3D (km2)	793	5,101	543.3%	4,308	2,129	6,277	194.8%	4,148

Note:	Numbers may not total due to rounding.

Numbers include seismic studies for both exploration and development.

Deep Water Exploration Program	The Lalail-1 well, drilled at a water depth of 2,600 ft, produced non-associated gas at a total depth of 12,400 ft. Lalail is the fourth well drilled in deep water. The wells which were previously drilled are Nab, Noxal and Lakach.

Discoveries	Our main discoveries during the third quarter of 2007 were:
Table 6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Main discoveries

Successful wells in
Project	3Q07	Geologic age	Initial production	Type
Veracruz	Jaf-1	Miocene	2.75 MMcfd	Non-associated natural gas
	Quetzalli-1	Miocene	696 bd and .414 MMcfd	Associated gas & condensates
	Castel-1	Pliocene	5.4 MMcfd	Non-associated natural gas
	Barajas-1	Miocene	1.3 MMcfd	Non-associated natural gas
	Kibo-1	Miocene	2.88 MMcfd	Non-associated natural gas

Ku-Maloob-Zaap	Maloob DL3	Cretaceous	4,752 bd	Associated gas & condensates

Litoral de Tabasco	Xulum-101A	Cretaceous	1,497 bd	Associated gas & condensates

Holok-Temoa	Lalail-1	Miocene	18.1 MMcfd	Non-associated natural gas

Cantarell	The main developments in Cantarell during the third quarter of 2007 were the following:
•	completion of 4 development wells,

•	9 minor and 14 major well workovers,

•	completion of the gas lift for Akal TQ, and

•	construction of the oil-gas pipeline from Akal TQ to the connecting platform TQ-1.
The program of events for the fourth quarter of 2007 includes the drilling of 8 development wells, and the installation the nitrogen recovery unit (NRU) in Ciudad Pemex, which will commence operations during the first quarter of 2008.

PEMEX Financial Results Report as of September 30, 2007.	4/37
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PEMEX	Corporate Finance Office — Investor Relations

Ku-Maloob- Zaap	On September 17, 2007, the Ku-Maloob-Zaap project registered a production record of 608 Mbd, due to the start up of several wells and flow stabilization to the Zaap C platform and the floating, production, storage and offloading vessel “Yùum K’ak’náab”.

On September 10, nitrogen injection commenced at the Ku field, with an average rate of 115 MMcfd. This will allow reclassifying probable reserves to proved reserves.

During the third quarter of 2007, the main developments were:
•	completion of 5 development wells,

•	21 minor and 1 major well workovers,

•	completion of the oil-gas pipeline KMZ-44,

•	construction of the gas-lift pipelines KMZ-21 and 22. During the fourth quarter, we expect to drill 9 development wells.

Hurricane Emergency Response Plan	On August 19, 2007, in anticipation of the arrival of the hurricane Dean, the Hurricane Emergency Response Plan (HERP) Committee took the decision to initiate the HERP’s first phase, evacuating 13,317 workers from the Campeche sound facilities.

Likewise, on August 20, the HERP’s second phase was implemented, resulting in the complete evacuation of the affected facilities; hence 18,197 additional workers were withdrawn.

On August 29, 2007, total crude oil and natural gas production from the offshore regions in the Campeche sound was resumed, reaching a daily production of 2,639 Mbd and 2,302 MMcfd, respectively, compared to past production of 2,650 Mbd and 2,234 MMcfd.

PEMEX Financial Results Report as of September 30, 2007.	5/37
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PEMEX	Corporate Finance Office — Investor Relations

International tenders	On September 16, 2007, Petróleos Mexicanos announced six international public tenders for work to be carried out at Pemex-Exploration and Production (PEP) facilities in the Gulf of Mexico. The following contracts have an aggregate value of approximately Ps. 12 billion:
•	Overhaul of platforms and processing centers in off-shore facilities in the Campeche sound (tender 18575108-050-07)

•	Adaptation of facilities and complementary works in processing centers and off-shore satellite platforms (tender 18575108-053-07)

•	Installation, recovery, adaptation, reconditioning and maintenance of structures, equipment and processing lines (tender 185751208-058-07)

•	Provision of housing and food services with the support of housing platforms (flotels) packages B and E (tenders 18575107-058-07 and 18575107-059-07)

•	Provision of refrigerating containers for the transportation of perishable goods to the off-shore facilities (tender 18575107-064-07)
On September 23, 2007, three more international public tenders were announced for the carrying out of work and provision of services in facilities of PEP. The contracts for these tenders have an estimated value of Ps. 5 billion:
•	Overhaul and maintenance of offshore platforms in the Gulf of Mexico, with the support of a semi-submergible platform (tender 18575108-057-07)

•	Leasing of a marine drilling platform with a minimum drilling capacity of 20,000 feet (tender 18575008-016-07)

•	Integrated service to separate, rectify, compress and inject natural wet sour gas in wells located in the southern region (tender 18575095-028-07)
On October 18, seven national and international public tender offers were announced for the carrying out of work and provision of services intended to improve safety of the operations at the facilities of PEP. The contracts of these tenders sum an estimated value of Ps. 10 billion:
•	Drilling of exploratory and development wells in the northern region assets (tender 18575051-063-07)

•	Cementing of oil wells in off-shore regions (tender 18575050-042-07)

•	Acquisition of the mud line equipment, technical assistance in connection with the installation and tests in wells in the offshore regions (tender 18575049-025-07)

•	Execution of drilling works with controlled flow for oil wells located in the southern region (tender 18575069-015-07)

•	Provision of maintenance works to off-shore facilities (tender 18575108-045-07)

•	Overhaul services to platforms and off-shore processing centers through a submergible platform (tender 18575108-052-079)

•	Time chartering services for the receipt of solids, liquids and gases resulting from the operations of conclusion, repair, stimulation and/or wells ´ fracturing (tender 18575107-034-07)

PEMEX Financial Results Report as of September 30, 2007.	6/37
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PEMEX	Corporate Finance Office — Investor Relations
Gas and Basic Petrochemicals

Gas Processing and Dry Gas Production	During the third quarter of 2007, total on-shore natural gas processing fell by 4.3% as compared to the third quarter of 2006. This decrease was attributable to a 244 MMcfd reduction in the processing of sour wet gas, primarily due to attacks to pipelines in July and September and the effect of hurricane Dean during August.

Sweet wet gas processing increased by 5.3%, or 58 MMcfd, due to higher production in the Burgos Basin. Consequently, during the third quarter of 2007, dry gas production decreased by 5.6%. Natural gas liquids production decreased by 12.7% as compared to the same period of 2006.
Table 7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas processed and dry gas production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2006	2007	Change		2006	2007	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	4,334	4,148	-4.3%	(186)	4,159	4,317	3.8%	157
Sour wet gas	3,255	3,012	-7.5%	(244)	3,241	3,179	-1.9%	(62)
Sweet wet gas	1,079	1,136	5.3%	58	918	1,138	23.9%	219

Production
Dry gas	3,622	3,420	-5.6%	(202)	3,432	3,571	4.1%	139
Natural gas liquids (Mbd)(1)	451	394	-12.7%	(58)	447	414	-7.3%	(33)

(1)	Includes other streams to fractionation.

Note:	Numbers may not total due to rounding.

Infrastructure Projects	By the end of September 2007, the construction of cryogenic plants 5 and 6 in the Burgos Gas Processing Center (GPC) was 38% complete.

Construction continues in the Emiliano Zapata compression station in the state of Veracruz. The project includes a 48 inch bypass of 20 km to the city of Jalapa. By the end of September, the station was 89% complete and the bypass was 46% complete. It is estimated that the project will be concluded in the third quarter of 2008.

By the end of September 2007, the construction of the liquefied petroleum gas Burgos-Monterrey system was 99% complete. This project will start operation during the fourth quarter of 2007. The system includes a 12 inch and 180 km pipeline from the GPC Burgos to Monterrey, with a capacity of 30 Mbd, and a storage and distribution terminal with two, 20 Mb, spherical tanks, and 8 dispensing systems. Gasoductos de Chihuahua is responsible for the construction and operation of this project. The firm was established in 1997 by Pemex-Gas and Basic Petrochemicals and El Paso Corporation.

International tenders	On October 21, 2007, three international public tenders were announced for the carrying out of work and provision of services in the facilities of Pemex-Gas and Basic Petrochemicals. The estimated value of these contracts is Ps. 1.4 billion and the tenders are:
•	Modernization of the fire prevention systems in the gas processing complexes of Nuevo Pemex and Ciudad Pemex (tenders 18572039-001-07 and 18572039-002-07)

•	Rehabilitation and modernization of the exhaust and burner systems in the gas processing complex of Ciudad Pemex (tender 18572039-003-07)

PEMEX Financial Results Report as of September 30, 2007.	7/37
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PEMEX	Corporate Finance Office — Investor Relations
Refining

Processing	During the third quarter of 2007, total crude oil processing decreased by 4.7%, as compared to the same period of the previous year. The decrease was primarily due to scheduled maintenance in the primary plants, and interruptions in the supply of crude and condensates to plants as a result of the attacks to pipelines in July and September. Heavy crude oil processing decreased by 9.8%, while light crude oil processing decreased by 1.7% during the third quarter of 2007.
Table 8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil processing

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2006	2007	Change		2006	2007	Change
	(Mbd)				(Mbd)
Total processed	1,278	1,217	-4.7%	(61)	1,285	1,275	-0.7%	(9)
Heavy Crude	482	434	-9.8%	(47)	505	473	-6.2%	(31)
Light Crude	796	783	-1.7%	(13)	780	802	2.8%	22

Note:	Numbers may not total due to rounding.

Capacity Utilization	As a consequence of the decrease in our crude oil processing during the third quarter of 2007, our primary distillation capacity utilization rate decreased from 83.7% to 79.7%.

Production	During the third quarter of 2007, production of petroleum products decreased by 86 Mbd, as compared to the same period of 2006, falling to an average of 1,458Mbd.

Liquefied petroleum gas and fuel oil production decreased by 12.3 and by 7.1%, respectively, as a result of lower crude processing. Nonetheless, jet fuel production increased by 8.5% as a result of a demand increase.
Table 9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Petroleum products

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2006	2007	Change		2006	2007	Change
	(Mbd)				(Mbd)
Total production	1,544	1,458	-5.5%	(86)	1,552	1,531	-1.4%	(22)
Gasolines	455	443	-2.7%	(12)	455	459	0.8%	4
Fuel oil	326	302	-7.1%	(23)	330	314	-4.8%	(16)
Diesel	328	316	-3.7%	(12)	326	334	2.5%	8
Liquefied petroleum gas (LPG)(1)	245	215	-12.3%	(30)	247	230	-7.0%	(17)
Jet Fuel	62	67	8.5%	5	64	67	5.1%	3
Other(2)	128	114	-10.6%	(14)	131	127	-2.6%	(3)

(1)	Excludes butilene and propilene and includes is obutanes from Pemex-Gas and Basic Petrochemicals and butane from Pemex-Petrochemicals.

(2)	Includes mainly paraffines, furfural extract and aeroflex.

Note:	Numbers may not total due to rounding.

PEMEX Financial Results Report as of September 30, 2007.	8/37
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PEMEX	Corporate Finance Office — Investor Relations

Variable Refining Margin	In the third quarter of 2007, PEMEX’s variable refining margin[3] decreased by 47.1%, as compared to the third quarter of 2006, from US$8.5 to US$4.5 per barrel, primarily as a result of higher international prices of petroleum products.

Franchises	From September 30, 2006 to September 30, 2007, the number of franchised gas stations rose by 4.6%, to 7,801 from 7,455 franchises as of September 30, 2006.

[3]	The variable refining margin is an estimate of operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, auto consumption (fuel oil and natural gas used to operate the refineries), and auxiliary services (electric power, water and catalysts).

PEMEX Financial Results Report as of September 30, 2007.	9/37
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PEMEX	Corporate Finance Office — Investor Relations
Petrochemicals

Production	During the third quarter of 2007, total petrochemicals production was 2,968 thousand tons (Mt), 5.8% greater than production recorded in the same quarter of 2006. This increase was primarily driven by:
•	higher production of methane derivatives and byproducts, primarily due to greater production of ammonia to satisfy the increase in demand for urea production; and

•	an increase in production of vinyl chloride resulting from a decrease in downtimes.
This increase was partially offset by a decrease in ethylene production, due to lower internal consumption, and a decrease in ethylene oxide, due to a 10 day extension of the period, during which maintenance was performed during September at the Cangrejera plant.
Table 10

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of petrochemicals

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2006	2007	Change		2006	2007	Change
	(Mt)				(Mt)
Total production	2,804	2,968	5.8%	164	8,219	9,089	10.6%	869
Methane derivatives
Ammonia	122	161	32.2%	39	462	524	13.5%	63
Methanol	5	N/D	—	—	54	N/D	—	—
Ethane derivatives
Ethylene	302	271	-10.4%	(31)	843	811	-3.8%	(32)
Ethylene oxide	97	73	-24.7%	(24)	271	252	-7.2%	(20)
Low density polyethylene	101	102	1.2%	1	270	279	3.2%	9
High density polyethylene	48	55	14.2%	7	131	140	6.8%	9
Vinyl chloride	41	65	58.3%	24	145	178	22.7%	33
Aromatics and derivatives
Toluene	61	45	-27.5%	(17)	149	148	-0.7%	(1)
Ethylbenzene	44	40	-10.3%	(5)	108	123	14.0%	15
Benzene	41	30	-26.2%	(11)	95	98	3.0%	3
Propylene and derivatives
Polypropylene	89	102	14.0%	12	259	274	6.0%	16
Others(1)	1,853	2,014	8.7%	162	5,433	6,262	15.3%	829

(1) Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, chlorhydric acid, muriatic acid, hexane, heptanes and others.

Note:	Numbers may not total due to rounding.

PEMEX Financial Results Report as of September 30, 2007.	10/37
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PEMEX	Corporate Finance Office — Investor Relations

Infrastructure projects	Pemex-Petrochemicals intends to invest approximately Ps. 522 million to expand the production capacity of the ethylene oxide plant located at the Cangrejera Petrochemical Complex from 225 to 280 Mt per year, in order to satisfy potential demand of this product.

Service contracts	In August, 2007, Pemex-Petrochemicals (PPQ) and the Brazilian group Unigel signed a cooperation agreement to reactivate production of acrylonitrile in Mexico.

PPQ will recommence operation of its acrylonitrile plant at Cangrereja Petrochemical Complex. The current plant capacity is 50 Mt per year. Unigel will acquire the acrylonitrile and byproducts from the plant and will build a new plant in Coatzacoalcos, Veracruz. In addition, Unigel will transfer technical know-how to PPQ, in order to optimize operations and reduce emissions to the environment. The committed acrylonitrile output is 60 Mt per year.

Unigel will also relocate an existing plant located in Tula, Hidalgo, to the Morelos Petrochemical Complex. The plant will be operated by PPQ, under a service contract, and is expected to begin commercial operation during the first quarter of 2009.

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International Trade4

Crude Oil Exports	During the third quarter of 2007, crude oil exports averaged 1,689 Mbd, 0.4% less than the volume recorded during the third quarter of 2006, as a result of lower crude oil production.

Approximately 89% of total crude oil exports were heavy crude oil (Altamira and Maya); the remainder were light and extra-light crude oil (Isthmus and Olmeca).

81% of total crude oil exports were delivered to the United States, while the remaining 19% was distributed among Europe (10%), the rest of the Americas (8%) and the Far East (1%).

The weighted average export price of the Mexican crude oil basket was US$64.3 per barrel in the third quarter of 2007, 12.6% higher than the weighted average price of US$57.1 per barrel in the third quarter of 2006.

Petroleum products and Petrochemicals’ Exports	Exports of petroleum products averaged 176 Mbd, 5.6% less than during the third quarter of 2006, primarily due to a decrease in sales of naphtha and jet fuel, which were partially offset by higher fuel oil exports.

Petrochemical exports totaled 164 Mt, a decrease of 20.0% due to lower exports of sulphur, ethylene and benzene, which were partially offset by higher ammonia volumes.

Natural Gas Exports	As a consequence of the increase in natural gas production, exports reached 119 MMcfd during the third quarter of 2007, as compared to 34 MMcfd during the same period in 2006.
Table 11

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2006	2007	Change		2006	2007	Change
Crude oil (Mbd)(2)
Total	1,697	1,689	-0.4%	(7)	1,837	1,708	-7.0%	(128)
Heavy	1,435	1,500	4.5%	64	1,534	1,490	-2.9%	(44)
Light	30	54	79.2%	24	69	39	-43.9%	(30)
Extra-light	231	135	-41.5%	(96)	233	180	-23.0%	(54)
Average price (US$/b)	57.1	64.3	12.6%	7.2	54.90	56.38	2.7%	1.5
Natural Gas (MMcfd)	34	119		86	21	156		135
Petroleum products (Mbd)	186	176	-5.6%	(10)	191	186	-2.6%	(5)
Petrochemicals (Mt)	205	164	-20.0%	(41)	640	572	-10.7%	(68)

(1)	Source: P.M.I.®, except for natural gas. Preliminary data. Does not include third party trading by P.M.I.®

(2)	Excludes the volume of crude oil under processing agreements.

[4]	According to data provided by PMI Comercio Internacional (PMI).

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Imports	In the third quarter of 2007, natural gas imports averaged 423 MMcfd, 14.5% less than those recorded during the same period in 2006, due primarily to higher natural gas production by PEMEX.

Imports of petroleum products increased by 19.4%, from 408 to 487 Mbd. This increase was primarily attributable to greater imports of gasoline, diesel and liquefied petroleum gas.

Petrochemical imports decreased by 2.5%, to 102 Mt, primarily due to lower isobutane purchases.
Table 12

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Imports(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2006	2007	Change		2006	2007	Change
Natural gas (MMcfd)	494	423	-14.5%	(72)	484	366	-24.5%	(118)
Petroleum products (Mbd)(2)	408	487	19.4%	79	422	465	10.1%	43
Petrochemicals (Mt)	105	102	-2.5%	(3)	328	307	-6.5%	(21)

(1)	Source: PMI except natural gas imports. Preliminary data. Does not consider third party trading operations by PMI.

(2)	Includes the volume of imported products under processing agreements. Also includes 81 Mbd and 87 Mbd of LPG for the first quarters of 2006 and 2007, respectively.

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Financial Results for the Quarter ended September 30, 2007
Sales

Total Sales	During the third quarter of 2007, total sales decreased by 0.1% in constant pesos, as compared to the third quarter of 2006, from Ps. 287.5 billion to Ps. 287.3 billion. This decrease was primarily due to a decline in export sales of petroleum products.

Domestic Sales	During the third quarter of 2007, domestic sales increased by 0.1%, as compared to the third quarter of 2006, from Ps. 145.3 billion to Ps. 145.4 billion. The increase was a result of the following:
•	Natural gas sales decreased by 10.8%, from Ps. 20.8 billion to Ps. 18.5 billion, due to a decrease in the average price of natural gas from US$6.47 to US$5.85 per million British Thermal Unit (MMBtu), and a 1.4% decrease in the volume of natural gas sold, from 3,104 MMcfd to 3,060 MMcfd.

•	Sales of petroleum products increased by 2.2%, from Ps. 118.1 billion to Ps. 120.7 billion. The volume of petroleum products sales increased by 0.7%, from 1,740 Mbd to 1,752 Mbd, primarily due to an increase in demand of gasoline and diesel, 6% and 3%, respectively.

•	Petrochemical product sales decreased by 3.8%, from Ps. 6.4 billion to Ps. 6.1 billion, as a result of lower sales of high value added products such as ethylene oxide.
Table 13

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Domestic sales*

	Third quarter (Jul. - Sep.)					Nine months ending Sep. 30,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Domestic sales	145,265	145,370	0.1%	106	13,298	422,611	428,751	1.5%	6,140	39,222
Natural gas	20,780	18,538	-10.8%	(2,242)	1,696	61,836	59,867	-3.2%	(1,969)	5,477
Petroleum products	118,127	120,715	2.2%	2,588	11,043	343,500	351,078	2.2%	7,578	32,116
Gasoline	62,580	65,656	4.9%	3,076	6,006	174,430	182,324	4.5%	7,894	16,679
Diesel	23,959	25,556	6.7%	1,597	2,338	69,114	71,923	4.1%	2,810	6,579
Liquefied petroleum gas (LPG)	13,288	12,925	-2.7%	(363)	1,182	40,434	40,168	-0.7%	(266)	3,675
Other	18,300	16,578	-9.4%	(1,722)	1,516	59,522	56,663	-4.8%	(2,860)	5,183
Petrochemical products	6,358	6,118	-3.8%	(240)	560	17,275	17,806	3.1%	531	1,629

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.

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Table 14

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of domestic sales

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30
	2006	2007	Change		2006	2007	Change
Natural gas (MMcfd)	3,104	3,060	-1.4%	(43)	2,969	3,009	1.3%	40
Petroleum products (Mbd)	1,740	1,752	0.7%	11	1,761	1,807	2.6%	46
Gasoline	718	749	4.4%	31	710	749	5.5%	39
Diesel	344	354	3.0%	10	344	354	3.1%	11
Liquefied petroleum gas (LPG)	290	282	-2.8%	(8)	300	295	-1.8%	(5)
Other	389	366	-5.7%	(22)	407	409	0.5%	2
Petrochemicals (Mt)	944	987	4.6%	43	2,814	3,045	8.2%	231

Note: Numbers may not total due to rounding.

Exports	During the third quarter of 2007, export sales totaled Ps. 141.9 billion (US$13.0 billion), 0.3% less than the export sales recorded in the third quarter of 2006, of Ps. 142.3 billion. The decrease was a result of the following:
•	Crude oil and condensates export sales remained unchanged primarily as a result of a 0.4% decrease in the volume of crude oil exports, from 1,697 Mbd to 1,689 Mbd, offset by a 12.6% increase in the weighted average crude oil export price, from US$ 57.1 to US$ 64.3 per barrel.

•	Natural gas export sales increased from Ps. 0.5 billion to Ps. 0.9 billion, due to an increase in natural gas production.

•	Petroleum products export sales decreased by 3.2%, from Ps. 14.2 billion to Ps. 13.7 billion, while the volume of exports of petroleum products decreased by 5.6%, from 186 Mbd to 176 Mbd.

•	Petrochemical products export sales decreased by 27.4%, from Ps. 1.1 billion to Ps. 0.8 billion, and the volume of petrochemical exports decreased by 20.0%, from 205 Mt to 164 Mt.[2]
Table 15

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports

	Third quarter (Jul. - Sep.)					Nine months ending Sep. 30,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total exports	142,266	141,897	-0.3%	(369)	12,981	416,944	379,377	-9.0%	(37,567)	34,705
Crude oil and condensates	126,476	126,496	0.02%	21	11,572	374,611	335,023	-10.6%	(39,588)	30,647
Natural gas	520	880		361	81	508	4,096		3,588	375
Petroleum products	14,167	13,719	-3.2%	(448)	1,255	39,036	37,984	-2.7%	(1,052)	3,475
Petrochemical products	1,104	801	-27.4%	(303)	73	2,790	2,274	-18.5%	(516)	208

*	Derived from unaudited consolidated financial statements prepared in accordance with Norm as de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- is s ued by the Cons ejo Mexicano para la Investigación y Des arrollo de Norm as de Inform ación Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, pes o figures are presented in constant Mexican pes os as of September 30, 2007.

**	Convenience translations into US dollars of amounts in pes os have been m ade at the es tablis hed exchange rate of Ps . 10.9315 = US$1.00 as of September 30, 2007. Such translations should not be cons trued as a representation that the pes o amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.

[5]	Since the composition of imports and exports of petrochemical products differs, the effect of changes in prices may be different for imports and exports.

PEMEX Financial Results Report as of September 30, 2007.	15/37
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Cost of Sales
In the third quarter of 2007, cost of sales increased by 5.5%, or Ps. 6.0 billion, as compared to the third quarter of 2006, to Ps. 115.4 billion (US$10.6 billion). The decrease was primarily, the result of the following:
•	an increase of Ps. 17.8 billion in product purchases,

•	a decrease of Ps. 14.7 billion due to the effect of subsidiary entities,

•	an increase of Ps. 2.4 billion in inventory fluctuation, and

•	an increase of Ps. 2.1 billion in the cost of the reserve for retirement payments.
Gross Income
Due to the aforementioned cost increases, gross income totaled in Ps. 171.9 billion pesos (US$15.7 billion) during the third quarter of 2007, a 3.5% reduction as compared with the same period of 2006.
General Expenses

Distribution Expenses	During the third quarter of 2007, distribution expenses increased by 6.7%, from Ps. 5.9 billion to Ps. 6.3 billion (US$0.6 billion), primarily due to an increase in the reserve for retirement payments, pensions and seniority premiums.

Administrative Expenses	During the third quarter of 2007, administrative expenses increased from Ps. 12.7 billion to Ps. 14.7 billion (US$1.3 billion), primarily due to the effect of the reserve for retirement payments, pensions and seniority premiums.
Cost of the Reserve for Retirement Payments
During the third quarter of 2007, the cost of the reserve for retirement payments, pensions and indemnities increased from Ps. 15.9 billion to Ps. 19.4 billion.6
Operating Income
In the third quarter of 2007, operating income totaled Ps. 150.8 billion (US$13.8 billion), 5.5% less than operating income for the third quarter of 2006 of Ps. 159.6 billion.

[6]	This cost is distributed among cost of sales, distribution expenses and administrative expenses.

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Other Expenses (Revenues), net
In the third quarter of 2007, other revenues decreased from Ps. 32.8 billion to Ps. 19.0 billion (US$1.7 billion), primarily due to a lower credit of the Special Tax on Production and Services (IEPS). 7
Comprehensive financing result
During the third quarter of 2007, comprehensive financing cost increased by Ps. 10.2 billion, reversing from a gain of Ps. 6.9 billion to an expense of Ps. 3.4 billion (US$0.3 billion). This increase resulted from:
•	an increase of Ps. 13.5 billion in foreign exchange loss,

•	a decrease of Ps. 2.8 billion in net interest and financial products expense, and

•	an increase of Ps. 0.4 billion in monetary gain.

Net Interest and Financial Products[8]	In the third quarter of 2007, net interest and financial products expense decreased by 32.8%, from Ps. 8.5 billion to Ps. 5.7 billion (US$0.5 billion).

Interest expense decreased by Ps. 2.5 billion, while interest income increased by Ps. 0.3 billion.

Foreign Exchange loss	In the third quarter of 2007, PEMEX recorded a net foreign exchange loss of Ps. 3.0 billion (US$0.3 billion), as compared to a net foreign exchange gain of Ps. 10.5 billion in the third quarter of 2006.

The reversal from a foreign exchange gain to a foreign exchange loss was primarily a consequence of a 1.3% depreciation of the peso-dollar exchange rate during the third quarter of 2007, in contrast to a 2.5% appreciation recorded during the same period of 2006.

Monetary gain	In the third quarter of 2007, monetary gain was Ps. 5.3 billion (US$0.5 billion), representing a increase of Ps. 0.4 billion as compared to the third quarter of 2006.

[7]	Under the current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the IEPS and transfers it to the Federal Government. The difference between the retail price, or final price, and the producer price is the IEPS rate. The final price of gasoline and diesel is established by SHCP. The producer price of PEMEX is referenced to that of an efficient refinery in the Gulf of Mexico. During the third quarter of each of 2006 and 2007, the retail price was less than the producer price, resulting in a credit to PEMEX.

[8]	Includes the effect of financial derivatives.

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Table 16

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing result

	Third quarter (Jul. - Sep.)					Nine months ending Sep. 30,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Comprehensive financing result	(6,872)	3,359	-148.9%	10,231	307	20,617	18,335	-11.1%	(2,282)	1,677
Financial income(1)	(5,887)	(6,178)	4.9%	(291)	(565)	(15,929)	(15,853)	-0.5%	76	(1,450)
Financial cost(1)	14,359	11,868	-17.3%	(2,491)	1,086	38,690	38,863	0.4%	174	3,555

Foreign exchange loss (gain)	(10,487)	2,965		13,452	271	5,459	2,804		(2,655)	256

Monetary loss (gain)	(4,857)	(5,296)	9.0%	(439)	(484)	(7,603)	(7,479)	-1.6%	124	(684)

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Inform ación Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2007.

**	Convenience translations into US dollars of amounts in pesos have been m ade at the established exchange rate of Ps . 10.9315 = US$1.00 as of September 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	The financial cost and financial income include the effect of financial derivatives.
Income before Taxes and Duties
During the third quarter of 2007, income before taxes and duties was Ps. 166.5 billion (US$15.2 billion), as compared to Ps. 199.3 billion recorded in the third quarter of 2006. The 16.5% decrease resulted from:
•	a decrease of Ps. 13.8 billion in other net revenues,

•	an increase of Ps. 10.2 billion in comprehensive financing cost, and

•	a decrease of Ps. 8.8 billion in operating income.
Taxes and Duties9
During the third quarter of 2007, taxes and duties paid increased by 6.3% in real terms, from Ps. 169.3 billion in the third quarter of 2006 to Ps. 180.0 billion, primarily due to higher oil prices.

[9]	Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP pays other duties.

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Table 17

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties

	Third quarter (Jul. - Sep.)					Nine months ending Sep. 30,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	169,261	179,968	6.3%	10,707	16,463	473,036	457,341	-3.3%	(15,694)	41,837
Hydrocarbon duties	157,000	173,644	10.6%	11,536	15,885	454,619	443,427	-2.5%	(13,432)	40,564

Ordinary hydrocarbons duty	143,766	147,817	2.8%	4,051	13,522	403,672	384,202		(19,471)	35,146

Duty on crude oil extraction	11	—		(11)	—	34	—		(34)	—

Extraordinary duty on crude oil exports	4,691	4,824	2.8%	132	441	13,482	8,936		(4,546)	817
Hydrocarbons duty for the oil revenues stabilization fund	12,774	15,307	19.8%	2,533	1,400	37,082	44,757		7,675	4,094
Duty on hydrocarbons for the fund for scientific and technological research on energy	113	116	2.6%	3	11	329	314		(15)	29
Duty for fiscal monitoring of oil activities	7	7		—	1	20	19		(1)	2
Special Tax on Production and Services (IEPS)	—	—		—	—	—	—		—	—

Excess gains duty	6,766	—		(6,766)	—	6,766	—		(6,766)	—
Other taxes and duties(1)	5,495	6,324	15.1%	829	579	11,651	13,914	19.4%	2,263	1,273
Inflation recognition	(4,362)	5,572		9,934	510	—	5,200		5,200	476

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes provisions.

Note: Numbers may not total due to rounding.
Fiscal Regime

Changes in the Fiscal Regime	On October 1, 2007, PEMEX’s fiscal regime was modified. These changes will become effective starting on January 1, 2008. [10] The most important changes are:
•	a progressive reduction of the rate of the ordinary hydrocarbons duty, from 78.8% in 2007 to 71.5% by 2012;

•	a gradual increase in the duty on hydrocarbons for the fund for scientific and technological research on energy from 0.05% in 2007 to 0.65% by 2012; and

•	incorporation of the Duty for Abandoned Fields. This new duty, ranging from 37% to 57% of the value of crude oil and natural gas produced during the period, will be applicable to fields that have a significant percentage of closed wells in relation to operating wells compared to other fields, or fields that have wells that have not been exploited during 2005 and 2006; or had an average productivity per well less than 300 barrels of crude oil equivalent (bcoe) during 2005 and 2006 and exploitation costs greater than US$13.5/bcoe.

[10]	These modifications are detailed in Tables A7, A8 and A9.

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Net income
During the third quarter of 2007, PEMEX recorded a net loss of Ps. 13.5 billion (US$1.2 billion), as compared to positive net income of Ps. 30.0 billion in the third quarter of 2006. This decrease is primarily explained by:
•	an increase in the cost of purchased products of Ps. 17.8 billion,

•	an increase in the foreign exchange loss of Ps. 13.5 billion,

•	an increase in taxes and duties of Ps. 10.7 billion, and

•	a decrease in the credit of the Special Tax on Production and Services (IEPS) of Ps. 8.6 billion.
EBITDA
During the third quarter of 2007, Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, decreased by 10.1%, from Ps. 228.7 billion in the third quarter of 2006, to Ps. 205.5 billion (US$18.8 billion) in the third quarter of 2007.
Table 18

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation

		Third quarter (Jul. - Sep.)					Nine months ending Sep. 30,
		2006	2007	Change		2007	2006	2007	Change		2007
		(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Net income (loss)		304,686	261,554		(43,132)	23,927	50,463	13,913	-72.4%	(36,549)	1,273
+	Taxes and duties	169,261	179,968	6.3%	10,707	16,463	473,036	457,341	-3.3%	(15,694)	41,837
+	Comprehensive financing result	(6,872)	3,359		10,231	307	20,617	18,335	-11.1%	(2,282)	1,677
+	Depreciation and amortization	16,173	15,164	-6.2%	(1,009)	1,387	47,473	47,599	0.3%	126	4,354
+	Cost of the reserve for retirement payments	15,895	19,444	22.3%	3,548	1,779	52,398	60,292	15.1%	7,895	5,515

EBITDA		499,143	479,488	-3.9%	(19,655)	43,863	643,986	597,481	-7.2%	(46,505)	54,657

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

Note: Numbers may not total due to rounding.
Assets

Current assets	•	Cash and cash equivalents increased by 36.0%, or Ps. 40.0 billion,

	•	Accounts receivable decreased by 3.2%, or Ps. 5.7 billion,

	•	The value of inventories increased by 7.6%, or Ps. 5.1 billion, and

	•	The value of financial derivative instruments increased by 241.2%, or Ps. 6.1 billion.

Fixed Assets	•	Properties and equipment increased by 8.0%, or Ps. 56.6 billion.

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Other Assets	•	Other assets decreased by 3.8%, or Ps. 4.5 billion.

Total Assets	As of September 30, 2007, our assets totaled Ps. 1,282.2 billion (US$117.3 billion), representing an 8.2%, or Ps. 97.6 billion, increase, as compared to total assets as of September 30, 2006.

Liabilities

Current Liabilities	•	Short-term liabilities increased by 25.6%, or Ps. 41.3 billion, to Ps. 202.8 billion (US$18.5 billion), primarily as a result of an increase in taxes payable.

Long Term Liabilities	•	Long-term liabilities decreased by 10.5%, or Ps. 59.8 billion, to Ps. 510.7 billion (US$46.7 billion), primarily due to a reduction in long-term debt.

Reserve for Retirement Payments	•	The reserve for retirement payments, pensions and seniority premiums increased by 14.9%, from Ps. 438.7 billion to Ps. 503.8 billion (US$46.1 billion).

Total Liabilities	During the third quarter of 2007, total liabilities increased by 4.0% as compared to the third quarter of 2006, to Ps. 1,217.3 billion (US$111.4 billion).

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Equity

Equity increased by Ps. 51.0 billion, from Ps. 13.9 billion at September 30, 2006 to Ps. 64.9 billion (or US$5.9 billion) at September 30, 2007. The increase in equity was due to:

	•	a payment from the government to PEMEX in the amount of Ps. 46.7 billion, paid in accordance with the Federal Expenditure Budget for the 2006 fiscal year,

	•	a increase of Ps. 10.1 billion in cumulative profit, due to net income generated in the previous twelve months, and

	•	a decrease of Ps. 9.6 billion due to the negative effect of the increase in reserve for retirement payments.
Table 19

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity

	As of September 30,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Total equity	13,946	64,917	366%	50,972	5,939
Certificates of contribution “A”	95,454	95,454	0%	(0.1)	8,732
Mexican Government increase in equity of Susbsidiary Entities	84,547	131,271	55.3%	46,724	12,008
Effect of the reserve for retirement payments	(37,985)	(47,577)	25.3%	(9,592)	(4,352)
Comprehensive income	(1,789)	(1,457)	-18.6%	332	(133)
Restatement of equity	164,151	167,543	2.1%	3,392	15,327
Accumulated net income (losses)	(290,432)	(280,317)	-3.5%	10,116	(25,643)
From prior years	(340,895)	(294,230)	-13.7%	46,665	(26,916)
Net income (loss) for the period	50,463	13,913	-72.4%	(36,549)	1,273

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate. Note: Numbers may not total due to rounding.

Relevant changes to FRS for 2008	On January 1, 2008, amendments to Mexican Financial Reporting Standard (NIF) D-3 “Employee Benefits” issued by the Mexican Financial Reporting Standards Board (CINIF) will become effective. These amendments will have a negative effect on the results and equity of PEMEX, due to the elimination of the intangible asset derived from the actuarial computation of labor obligations.

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Changes in Financial Position

Funds Provided by Operating Activities	Funds provided by operating activities totaled Ps. 91.2 billion (US$8.3 billion) in the third quarter of 2007, as compared to Ps. 32.1 billion in the third quarter of 2006. The Ps. 59.0 billion increase was primarily due to an increase in accounts payable to suppliers.

Funds Provided by Financing Activities	Funds provided by financing activities totaled Ps. -43.9 billion (US$-4.0 billion). The Ps. 75.9 billion decrease was primarily due to a reduction in bank loans and the repurchase of debt securities.

Funds Used in Investing Activities	Funds used in investing activities totaled Ps. 88.9 billion (US$8.1 billion), primarily due to acquisition of property, plants and equipment.
Investing and Financing and Activities
Investing Activities11

2007	Estimated investments for 2007 total Ps. 172.4 billion (US$15.4 billion), of which PIDIREGAS investments represent Ps. 154.8 billion (US$13.8 billion)[12].

The allocation of total investments by subsidiary entity is as follows:

• Ps. 141.5 billion for Exploration and Production[13],

• Ps. 23.4 billion for Refining,

• Ps. 4.7 billion for Gas and Basic Petrochemicals, and

• Ps. 2.8 billion for Petrochemicals.

Additionally, Ps. 0.4 billion for Corporate.

These amounts are subject to budgetary adjustments.

Financing Activities

Financing Operations	US$1.0 billion to US$2.0 billion will be raised through Export Credit Agencies (ECA’s) in foreign financial markets. During the first nine months of 2007, PEMEX raised US$794 million.

[11]	Budgeted exchange rate of Ps. 11.20 per dollar.

[12]	Includes upstream maintenance expenditures.

[13]	Idem.

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Liquidity Management	On September 15, 2007, PEMEX entered into a US$2,500 million syndicated revolving credit facility which replaces two US$1,250 million revolving credit facilities. The new credit facility comprises 2 tranches:

	•	Tranche A: US$1,250 million with a 3-year maturity.

	•	Tranche B: US$1,250 million with a 5-year maturity.

During the first two years, PEMEX will be allowed to request two additional extensions of 365 days each. The financial institutions providing the facility have the discretion to accept or reject an extension request.

Borrowings under the new facility may be made by either the Pemex Project Funding Master Trust or Petroleos Mexicanos, as was the case with the credit facilities that were refinanced. The new syndicated facility represents:

	•	lower LIBOR spreads (20 and 25 basis points, respectively) as compared to the facilities it replaced,

	•	lower commitment fees, and

	•	longer tenors.

Liability Management	During the second quarter of 2007, the Pemex Project Funding Master Trust repurchased in the open market certain of its U.S. dollar-denominated debt securities with maturities between 2008 and 2027, as well as a certain amount of its U.S. dollar-denominated perpetual notes. The total aggregate amount repurchased in this program was equal to US$ 1.1 billion. The purchased notes were cancelled.

On October 10, 2007, the Pemex Project Funding Master Trust launched, simultaneously, two tenders to buy back bonds, through which up to US$6.5 billion could be bought back. The maturity of the securities tendered ranged between 2008 and 2027. The securities bought back will be canceled.

On October 22, 2007, the Pemex Project Funding Master Trust issued:

	•	US$1.5 billion of 5.75% Notes due 2018, and

	•	US$0.5 billion of 6.625% Bonds due 2035 through a reopening of its June 2005 issue.

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Debt

Total	Total consolidated debt,[14] including accrued interest, totaled Ps. 537.9 billion (US$49.2 billion) at September 30, 2007. This figure represents a decrease of 13.0%, or Ps. 80.5 billion, as compared to the total at September 30, 2006, primarily due to a decrease in long-term debt:

	•	short-term debt totaled Ps. 61.9 billion (US$5.7 billion), and

	•	long-term debt totaled Ps. 476.0 billion (US$43.5 billion).

Net	Net debt or the difference between total debt and cash equivalents, decreased by Ps. 120.5 billion, from Ps. 507.2 billion at September 30, 2006 to Ps. 386.7 billion (US$35.4 billion) at September 30, 2007.
Table 20

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt

	As of September 30,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Total debt	618,363	537,893	-13.0%	(80,470)	49,206
Short-term	81,179	61,926	-23.7%	(19,254)	5,665
Long-term	537,184	475,967	-11.4%	(61,216)	43,541

Cash & cash equivalents	111,167	151,157	36.0%	39,990	13,828

Total net debt	507,196	386,736	-23.8%	(120,460)	35,378

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

[14]	Total consolidated debt is comprised by documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Fideicomiso F/163, RepCon Lux, S.A. and PEMEX Finance, Ltd.

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Maturity Profile	The following table shows the maturity profile of PEMEX’s total debt:
Table 21

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile

		As of September 30,
		(Ps. mm)	US$mm
Documented debt in pesos		110,778	10,134
	2007	13,233	1,210
	Jan 2008 - Sep 2008	889	81
	Oct 2008 - Sep 2009	3,944	361
	Oct 2009 - Sep 2010	26,013	2,380
	Oct 2010 - Sep 2011	9,972	912
	Oct 2011 and beyond	56,727	5,189

Documented debt in other currencies		427,115	39,072
	2007	12,637	1,156
	Jan 2008 - Sep 2008	35,167	3,217
	Oct 2008 - Sep 2009	57,843	5,291
	Oct 2009 - Sep 2010	50,975	4,663
	Oct 2010 - Sep 2011	40,970	3,748
	Oct 2011 and beyond	229,522	20,996

Total debt		537,893	49,206

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate. Note: Numbers may not total due to rounding.

Duration	The following table presents the average duration of our debt exposure:
Table 22

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt exposure

	As of September 30,
	2006	2007	Change
		(Years)
U.S. Dollars	4.0	4.0	(0.1)
Mexican pesos	1.9	1.9	(0.1)
Euros	2.7	3.1	0.4
Japanese yen	1.8	1.4	(0.5)
Total	3.6	3.5	(0.1)

Note: Numbers may not total due to rounding.

Interest Rate Risk	PEMEX ´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of September 30, 2007, approximately 59.3% of PEMEX’s debt exposure carried fixed interest rates, and the remaining 40.7% carried floating rates.

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Currency and	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:
Interest Rate Sensitivity
Table 23

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure
(excluding accrued interest)

	As of September 30,
	2006	2007	2006	2007	2006	2007
			Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	79.89%	78.16%	62.62%	62.61%	37.38%	37.39%
Mexican pesos	19.99%	21.74%	45.95%	47.29%	54.05%	52.71%
Euros	0.00%	0.00%	77.08%	100.00%	22.92%	0.00%
Japanese yen	0.11%	0.09%	100.00%	100.00%	0.00%	0.00%
Total	100.0%	100.0%	59.3%	59.3%	40.7%	40.7%

Note: Numbers may not total due to rounding.
Credit Rating

Credit Rating Upgrades	On September 21, 2007 Fitch Ratings raised its rating of Petroleos Mexicanos’ long-term foreign currency debt rating to BBB from BBB- and confirmed a positive outlook.

Likewise, on October 8, 2007, Standard & Poor’s Ratings Services raised its rating of Petroleos Mexicanos’ long-term foreign currency debt to BBB+ from BBB and confirmed a stable outlook.

These rating actions follow the:

• upgrade in the foreign currency sovereign debt ratings of the United Mexican States, and

• the passage by the Mexican Congress of various reforms to the fiscal regime of PEMEX and to the Mexican tax laws.

PEMEX’s long-term foreign currency rating is currently placed 2 levels above investment grade according to Moody’s and Standard and Poor’s scales, and one notch above in the Fitch scale.

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Other Relevant Topics

Independent Audit Committee Guidelines	On August 31, 2007, the Guidelines for the Integration and Operation of the Independent Audit Committees in Petróleos Mexicanos, Comisión Federal de Electricidad and Luz y Fuerza del Centro were published in the Official Gazette of the Federation, in order to, among others, supervise that the accounting and financial information is prepared in accordance with the applicable law and the Mexican Financial Reporting Standards, as well as verify that such information is properly filed before Mexican and foreign entities.

The Committee will be integrated by three members with voice and vote, designated by the Ministry of Public Function and an Executive Secretary designated by the Committee members. The selection process will be based on the experience, competence and prestige of the candidates, who should demonstrate their independence from the company and their technical expertise in relation to the Committee’s realm.

The members will be appointed full time and cannot designate alternates nor delegate any role. At least one of the members must be a “financial expert” in accordance with the guidelines mentioned.

The main roles of the Independent Audit Committee are to:

	•	supervise the integration and disclosure processes for all accounting and financial information;

	•	approve the selection and appointment of the external auditor;

	•	supervise the preparation and issuance of the independent auditors report to the financial statements; and

	•	REPORT, periodically, to the Board of Directors or supervisory bodies on its activities.

Sustainable Development	•	On August 8, 2007, PEMEX and BNP-Paribas signed two letters of intent for the transfer of carbon dioxide emission-reduction certificates. Under these agreements, PEMEX will implement two projects to reduce greenhouse gas emissions by increasing thermal efficiency of the boilers in the Cadereyta and Tula refineries. This will allow greenhouse gas emissions (GGE) to be reduced by more than 149 thousand tons annually.

	•	On august 26, 2007, PEMEX and Carbon Solutions de México signed a letter of intent for the transfer of carbon dioxide emission-reduction certificates. Under this agreement, PEMEX will implement a project to reduce greenhouse gas emissions by increasing the thermal efficiency of the boilers in the Tula refinery, hence allowing for the reduction of more than 49 thousand tons annually of greenhouse gas emissions.

	•	On October 16, 2007, the Ministry of Energy granted PEMEX two awards, through the National Savings Energy Commission, during the Energy and Renewable Energy Awards 2007:

		–	In the renewable energy category, the award was given to the Litoral de Tabasco asset for a solar-powered energy generation system.

		–	In the energy supply category, the award was granted to the Cadereyta refinery for the modernization of the heaters and the cooling tower.

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Collaboration agreements with other oil companies	During the third quarter of 2007, Pemex Exploration and Production (PEP) signed collaboration agreements with Statoil, Shell, Petrobras, Chevron and Nexen. Through these agreements, PEMEX seeks to increase its technological and scientific knowledge in matters such as deep sea drilling, reservoir air injection in fields and sustainable development, to mention a few.

These broad agreements of technological and scientific collaboration are non-commercial instruments in which there is no commitment to the transfer of resources among the parties.

Temporary price freeze	On September 26, 2007, the Mexican president, Felipe Calderón, by decree, announced that the prices of magna gasoline, diesel, liquefied petroleum gas, and domestic electricity tariffs would be frozen during the last quarter of 2007.

Appointments	On August 29, 2007, the Board of Directors of Petroleos Mexicanos approved the appointment of Francisco Fernández Lagos as Deputy-Director in charge of the coordination of the pipeline transport system for the Corporate Operations Office.

Incidents	The following incidents have occurred since July 31:

	•	On September 10, 2007, 6 explosions in the state of Veracruz were reported at:

		–	48” valve from the Cactus-San Fernando natural gas pipeline, close to the La Antigua Municipality,

		–	48” sectioning valve in the same gas pipeline, close to Rio Actopan,

		–	48” pig trap in Zempoala-Santa Ana, close to Delicias,

		–	sectioning valve in the 30” gas pipeline Minatitlan-Mexico and in the 24” pipeline of liquefied petroleum gas, Cactus-Guadalajara,

		–	sectioning valve in the same 30” gas pipe line, 24” liquefied petroleum gas pipeline and 12” pipeline in the La Balaestrera Municipality, and

		–	Algodonera aerial crossing section in the 30” gas pipe line, Minatitlan — Mexico, 24” liquefied petroleum gas pipe line and 30” oil pipe line

No injuries were recorded. On September 18, hydrocarbons supply was reestablished.

	•	On October 11, 2007, a welder from a contractor caught fire. We regret the death of Gualberto Márquez Jiménex, from Cotemar.

	•	On October 23, due to a sudden change in climate conditions at the Campeche Sound the drilling jackup Usimancinta collided against the well Kab-101, causing a leak of oil and gas. This leakage forced the evacuation of the facilities and unfortunately, during the course of action 21 casualties occurred due to adverse climate conditions.

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Annex
Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil production by selected fields (quarterly)

							2006					2007
	2000	2001	2002	2003	2004	2005	1Q		2Q	3Q	4Q	1Q	2Q	3Q
								(Mbd)
Total	3,012	3,127	3,177	3,371	3,383	3,333	3,345		3,329	3,247	3,104	3,158	3,166	3,055

Northeast Marine Region	1,763	1,986	2,152	2,416	2,441	2,357	2,334		2,289	2,174	2,026	2,074	2,111	2,011
Cantarell	1,450	1,710	1,889	2,108	2,125	2,029	1,937		1,850	1,751	1,617	1,582	1,580	1,435
Akal-Nohoch *	1,420	1,673	1,851	2,054	2,079	1,973	1,882		1,797	1,698	1,564	1,529	1,533	1,391
Sihil	—	—	1	9	6	19	16		14	16	17	18	12	8
Ixtoc	12	11	11	11	11	13	14		15	14	13	13	11	11
Chac	18	22	17	20	17	12	13		13	12	11	11	11	14
Kutz	—	5	9	13	12	12	12		12	12	12	12	12	11
Ku	205	176	185	197	191	203	244		278	282	272	310	330	328
Zaap	30	26	21	41	57	69	82		76	66	62	89	91	123
Maloob	50	45	35	50	53	47	57		64	50	45	55	64	83
Otros	28	29	21	21	15	9	14		21	27	29	39	47	42

Southwest Marine Region	622	554	452	398	388	396	428		454	498	519	522	493	493
Chuc	140	118	107	99	93	103	111		106	110	99	96	94	82
Caan	182	163	133	114	108	98	93		90	86	84	75	69	69
Sinan	—	—	—	0	18	32	39		44	62	65	66	70	66
Ixtal	—	—	—	—	—	9	24		45	53	68	77	50	74
Taratunich	50	43	39	36	33	22	24		33	39	40	39	35	26
Otros	250	230	173	148	137	133	137		136	148	164	170	177	175

Southern Region	550	509	498	483	473	497	499		501	491	474	475	472	465
Samaria	83	83	71	73	62	65	66		64	64	61	67	63	59
Jujo	61	56	56	51	44	50	54		58	59	55	53	52	51
Puerto Ceiba	17	21	38	46	77	77	63		59	52	45	42	41	41
Iride	45	43	43	44	46	50	51		50	46	46	46	42	40
Tecominoacán	32	29	27	23	20	22	28		31	30	26	25	24	21
Sen	30	33	31	21	13	19	22		22	21	21	21	27	29
Cunduacán	24	22	21	23	26	27	23		23	21	18	16	15	13
Cárdenas	23	20	16	14	13	15	19		21	18	15	15	14	14
Pijije	4	5	9	12	11	13	14		15	15	14	14	14	14
Yagual	4	4	4	4	6	12	11		10	11	11	11	13	12
Mora	9	6	6	5	4	4	5		9	10	11	12	12	12
Jolote	20	16	15	12	11	9	9		9	9	8	7	7	6
Ogarrio	4	3	5	5	5	7	7		8	9	10	9	10	10
Cactus	11	12	10	12	11	9	8		9	9	8	9	9	9
Oxiacaque	13	8	7	6	6	6	6		6	9	10	11	12	11
Otros	171	147	139	131	117	110	113		109	108	112	117	119	124

Northern Region	77	79	75	74	81	84	84		85	84	85	87	89	87
Poza Rica	10	11	10	10	11	10	10		10	10	10	10	10	9
Arenque	6	8	8	9	8	9	8		9	8	8	8	8	8
Coapechapa	0	0	0	0	4	9	10		7	6	6	7	6	5
Agua Fría	3	2	2	2	7	6	7		8	8	6	5	4	5
Tajín	2	1	1	3	6	6	6		5	5	5	7	8	9
Tamaulipas	8	8	7	5	5	5	5		5	5	5	5	4	4
Otros	49	48	46	44	40	38	37		41	42	45	46	49	48

Note: Numbers may not total due to rounding.

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Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas production by selected fields (quarterly)

						2005	2006					2007
	2000	2001	2002	2003	2004	2005	1Q		2Q	3Q	4Q	1Q	2Q	3Q
								(MMcfd)
Total	4,679	4,511	4,423	4,498	4,573	4,818	5,094		5,281	5,478	5,565	5,816	6,033	6,094

Northeast Marine Region	737	794	831	940	947	928	931		958	923	870	992	1,129	1,147
Cantarell	562	635	701	782	786	759	731		739	715	678	782	930	925
Akal-Nohoch *	543	610	676	750	759	720	687		698	675	634	740	888	873
Ixtoc	11	13	13	13	13	21	24		21	21	22	19	23	34
Sihil	—	—	1	6	2	8	10		9	10	12	13	10	7
Kutz	—	2	4	6	5	5	5		5	5	5	5	5	5
Chac	7	9	7	9	7	5	5		5	5	5	5	5	6
Ku	133	123	98	111	101	103	127		152	150	137	146	138	147
Otros	42	37	32	47	61	65	73		67	58	56	64	61	75

Southwest Marine Region	820	736	621	581	603	655	750		810	908	953	985	940	1,010
Caan	278	258	215	206	215	206	196		189	181	176	171	159	200
May	—	—	—	—	—	24	67		68	65	139	135	121	152
Ixtal	—	—	—	—	—	13	35		87	98	122	143	99	151
Sinan	—	—	—	1	48	80	94		104	156	136	140	152	144
Chuc	177	148	131	119	95	113	118		113	121	109	107	107	93
Taratunich	75	67	65	67	66	43	57		73	87	81	79	75	58
Otros	290	262	209	188	178	176	183		177	200	190	210	227	212

Southern Region	1,857	1,743	1,704	1,630	1,495	1,400	1,361		1,318	1,355	1,375	1,365	1,392	1,378
Iride	68	76	74	77	70	93	109		109	101	106	108	116	104
Samaria	113	114	94	99	102	88	78		76	81	76	107	101	88
Narvaez	—	—	—	—	—	0	0		—	47	73	87	83	82
Muspac	216	212	235	215	145	115	92		86	81	78	76	74	75
Sen	86	92	91	64	33	47	56		57	55	55	54	71	73
Giraldas	96	102	103	96	89	74	64		61	63	63	60	61	62
Cunduacán	64	57	51	55	71	88	99		101	97	92	85	80	61
Jujo	82	81	71	58	45	54	64		54	54	57	58	57	53
Copano	79	86	80	82	78	65	60		55	53	51	50	49	47
Tizón	6	7	5	13	24	28	26		26	33	32	31	36	42
Catedral	134	123	124	128	100	74	66		54	53	49	44	44	40
Pijije	12	14	26	35	32	37	42		42	43	42	42	41	37
Puerto Ceiba	11	18	24	29	53	51	43		39	35	32	29	29	29
José Colomo	63	60	47	37	36	35	32		31	28	29	29	30	29
Tecominoacán	40	37	30	25	31	34	40		41	41	37	28	30	28
Cárdenas	47	35	31	28	27	33	41		41	38	33	31	25	26
Cactus	21	22	19	25	26	23	20		23	24	19	20	20	23
Bellota	26	25	28	27	25	25	23		21	21	19	14	13	15
Otros	694	584	571	538	508	436	409		401	404	432	412	432	462

Northern Region	1,266	1,238	1,268	1,347	1,528	1,835	2,052		2,196	2,292	2,366	2,475	2,572	2,559
Lizamba	320	274	219	201	169	172	157		161	171	183	154	160	167
Arquimia	—	1	2	4	12	103	137		139	160	173	235	233	225
Culebra	—	—	—	—	—	52	121		139	150	162	168	181	157
Apertura	122	126	109	91	113	116	121		120	116	112	100	100	96
Velero	—	—	—	8	80	117	120		116	118	113	100	90	66
Cuitláhuac	—	—	—	—	—	—	16		125	147	161	195	219	198
Arcabuz	199	175	148	141	104	92	104		101	100	78	69	67	60
Fundador	—	—	2	3	14	50	93		94	102	91	87	84	89
Lankahuasa	93	57	46	33	40	65	71		77	81	79	97	88	95
Vistoso	2	9	13	22	38	50	54		65	73	91	105	112	124
Arcos	18	27	45	90	101	74	57		52	55	52	42	41	38
Cañón	0	1	5	16	22	53	59		56	49	51	50	53	53
Cocuite	—	—	—	—	—	—	6		28	69	98	104	101	83
Otros	511	569	679	737	834	892	936		922	903	922	968	1,043	1,109

Note: Numbers may not total due to rounding.

PEMEX Financial Results Report as of September 30, 2007.	31/37
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PEMEX	Corporate Finance Office — Investor Relations
Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheet

		As of September 30,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Current assets	358,173	403,639	12.7%	45,465	36,924

Cash & cash equivalents	111,167	151,157	36.0%	39,990	13,828
Accounts receivable	176,560	170,842	-3.2%	(5,718)	15,628
Inventories	67,935	73,073	7.6%	5,138	6,685
Financial instruments	2,511	8,566	241.2%	6,056	784
Properties and equipment	709,531	766,128	8.0%	56,597	70,084
Other assets	116,907	112,457	-3.8%	(4,450)	10,287

Total assets	1,184,612	1,282,224	8.2%	97,612	117,296

Short-term liabilities	161,446	202,759	25.6%	41,313	18,548
Short-term debt(1)	81,179	61,926	-23.7%	(19,254)	5,665
Suppliers	29,418	27,592	-6.2%	(1,826)	2,524
Accounts payable and accrued expenses	21,452	15,772	-26.5%	(5,680)	1,443
Taxes payable	17,760	83,162	368.2%	65,402	7,608
Financial instruments	11,637	14,307	22.9%	2,670	1,309

Long-term liabilities	570,565	510,738	-10.5%	(59,827)	46,722
Long-term debt(1)	537,184	475,967	-11.4%	(61,216)	43,541
Other non-current liabilities(2)	33,382	30,420	-8.9%	(2,962)	2,783
Deferred taxes	—	4,352		4,352	398
Reserve for retirement payments, pensions and seniority premiums	438,655	503,809	14.9%	65,154	46,088

Total liabilities	1,170,666	1,217,307	4.0%	46,640	111,358

Total equity	13,946	64,917	365.5%	50,972	5,939

Total liabilities & equity	1,184,612	1,282,224	8.2%	97,612	117,296

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance Ltd.and Repcon Lux, S.A.

(2)	Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others. Note: Numbers may not total due to rounding.

Note:	Numbers may not total due to rounding.

PEMEX Financial Results Report as of September 30, 2007.	32/37
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PEMEX	Corporate Finance Office — Investor Relations
Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement

	Third quarter (Jul. - Sep.)					Nine months ending Sep. 30,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	287,531	287,267	-0.1%	(264)	26,279	839,555	808,128	-3.7%	(31,427)	73,927
Domestic sales	145,265	145,370	0.1%	106	13,298	422,611	428,751	1.5%	6,140	39,222
Exports	142,266	141,897	-0.3%	(369)	12,981	416,944	379,377	-9.0%	(37,567)	34,705

Cost of sales(1)	109,391	115,408	5.5%	6,016	10,557	302,994	315,950	4.3%	12,956	28,903

Gross income	178,140	171,860	-3.5%	(6,280)	15,722	536,561	492,178	-8.3%	(44,383)	45,024

General expenses(1)	18,548	21,022	13.3%	2,474	1,923	54,662	59,389	8.6%	4,728	5,433
Distribution expenses(1)	5,898	6,293	6.7%	395	576	17,361	18,463	6.3%	1,102	1,689
Administrative expenses(1)	12,650	14,729	16.4%	2,079	1,347	37,300	40,926	9.7%	3,626	3,744

Operating income	159,592	150,838	-5.5%	(8,754)	13,798	481,900	432,789	-10.2%	(49,111)	39,591

Other expenses (revenues)(2)	(32,806)	(18,996)	42.1%	13,810	(1,738)	(62,215)	(56,801)	8.7%	5,414	(5,196)
Comprehensive financing result	(6,872)	3,359	148.9%	10,231	307	20,617	18,335	-11.1%	(2,282)	1,677

Income before taxes and duties	199,269	166,475	-16.5%	(32,795)	15,229	523,498	471,255	-10.0%	(52,243)	43,110

Taxes and duties	169,261	179,968	6.3%	10,707	16,463	473,036	457,341	-3.3%	(15,694)	41,837

Net income (loss)	30,008	(13,493)		(43,502)	(1,234)	50,463	13,913	-72.4%	(36,549)	1,273

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2007.

**	Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

(1)	Includes the cost of the reserve for retirment payments, pensions and indemnities.

(2)	Includes the reimbursement of the Special Tax on Production and Services (IEPS).

Note:	Numbers may not total due to rounding.

PEMEX Financial Results Report as of September 30, 2007.	33/37
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PEMEX	Corporate Finance Office — Investor Relations
Table A5

Changes in financial position
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statements of changes in financial position

	As of September 30,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Operating activities
Net income (loss)	50,463	13,913	-72.4%	(36,549)	1,273
Charges to operations not requiring the use of funds:	99,871	107,891	8.0%	8,020	9,870
Depreciation and amortization	47,473	47,599	0.3%	126	4,354
Other non-cash flow items	52,398	60,292	15.1%	7,895	5,515
Funds from net income (loss)	150,333	121,805	-19.0%	(28,529)	11,143
Changes in working capital:	(118,182)	(30,621)		87,561	(2,801)
Accounts, notes receivable and other	(51,266)	(35,807)		15,459	(3,276)
Inventories	(3,432)	(1,842)		1,590	(168)
Intangible asset derived from actuarial computation of labor obligations and other assets	4,464	137		(4,327)	13
Suppliers	(3,490)	(8,935)	156.0%	(5,445)	(817)
Other liabilities	(64,458)	15,826		80,285	1,448

Funds provided by (used) in operating activities	32,151	91,184		59,032	8,341

Financing activities	46,856	(43,659)	-193.2%	(90,515)	(3,994)

Bank loans	50,018	606		(49,411)	55
Securities	34,101	8,120		(25,981)	743
Other financing	2,127	(3,673)		(5,800)	(336)
Amortization of bank loans	(36,246)	(14,304)		21,942	(1,309)
Amortization of securities	(3,144)	(34,408)	994.4%	(31,264)	(3,148)
Amortization of other financing	—	—		—	—
Other items	—	—		—	—

Own financing activities	(14,848)	(217)	-98.5%	14,631	(20)

Equity movements	—	—		—	—
Minimum guaranteed dividends paid to the Mexican Government	(16,138)	(259)		15,879	(24)
Other equity movements	1,290	42		(1,248)	4
Other items	—	—		—	—

Funds provided by (used) in financing activities	32,008	(43,876)		(75,884)	(3,994)

Investing activities
Acquisition of property, plants and equipment	(73,311)	(87,969)	20.0%	(14,657)	(8,047)
Sale of other permanent investments	(5,117)	(922)		4,196	(84)
Other items	(2,990)	—		2,990	—

Funds provided by (used) in investing activities	(81,418)	(88,890)		(7,472)	(8,132)

Net increase in cash and cash equivalents	(17,259)	(41,582)		(24,323)	(3,804)

Cash and cash equivalents at the beginning of the year	128,426	192,739	50.1%	64,313	17,632

Cash and cash equivalents at the end of the year	111,167	151,157	36.0%	39,990	13,828

Funds provided by (used) in operating activities	32,151	91,184	183.6%	59,032	8,341
Funds provided by (used) in investing activities	(81,418)	(88,890)	9.2%	(7,472)	(8,132)
Free cash-flow(1)	(49,267)	2,294		51,560	210

*     Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigacióny Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2007.
**  Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.9315 = US$1.00 as of September 30, 2007. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
(1)   Free cashflow is not registered under NIF but are reconciled to NIF as set forth above.
Note: Numbers may not total due to rounding.

PEMEX Financial Results Report as of September 30, 2007.	34/37
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PEMEX	Corporate Finance Office — Investor Relations
Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Total sales, net income (loss) and total assets by segment
Figures in millions of constant pesos as of September 30, 2007

					Subsidiary
	Exploration and		Gas and Basic		Companies and	Intersegment
	Production	Refining	Petrochemicals	Petrochemicals	Corporate	eliminations	Total

Nine months ending September, 2007
Total sales	633,948	342,015	163,230	44,503	544,427	(919,996)	808,128
External clients	—	310,910	101,435	16,406	379,377	—	808,128
Intersegment	633,948	31,105	61,795	28,097	165,051	(919,996)	—
Gross income (loss)	518,364	(40,451)	13,991	(4,350)	27,083	(22,459)	492,178

Operating income (loss)	495,170	(64,217)	8,195	(9,470)	4,479	(1,368)	432,789

Comprehensive financing result	18,875	5,129	(974)	598	(5,414)	123	18,335
Depreciation and amortization	37,732	6,098	2,559	731	479	—	47,599
Cost of the reserve for retirement payments	20,785	20,100	4,595	5,860	8,952	—	60,292

Taxes and duties	449,002	2,496	3,122	189	2,532	—	457,341

Net income (loss)	28,452	(23,207)	6,589	(10,458)	23,418	(10,881)	13,913

As of September 30, 2007							—
Current assets	641,612	206,415	90,199	46,609	475,867	(1,057,064)	403,639
Investment in shares	331	155	949	—	621,551	(589,811)	33,174
Fixed assets	545,206	157,711	39,595	15,451	8,073	91	766,128
Acquisition of fixed assets	110,765	8,904	2,001	713	80	—	122,463
Total assets	1,231,178	390,502	136,575	68,103	2,291,628	(2,835,761)	1,282,224
Short-term liabilities	153,698	150,234	34,056	12,522	918,644	(1,066,395)	202,759
Reserve for retirement payments, pensions and seniority premiums	173,748	171,067	39,108	47,824	72,062	—	503,809
Total liabilities	910,762	369,416	80,830	61,586	2,204,808	(2,410,096)	1,217,307
Equity	319,989	21,512	55,745	6,516	86,820	(425,666)	64,917

Nine months ending September 30, 2006
Total sales	686,794	338,005	167,819	22,813	537,221	(913,096)	839,555
External clients	—	303,066	103,754	15,792	416,944	—	839,555
Intersegment	686,794	34,940	64,065	7,020	120,277	(913,096)	—
Gross income (loss)	568,103	(45,066)	14,289	(4,940)	12,925	(8,749)	536,561

Operating income (loss)	548,105	(67,037)	8,725	(8,369)	(9,861)	10,338	481,900

Comprehensive financing result	21,439	7,505	(1,580)	3,635	(10,365)	(17)	20,617
Depreciation and amortization	37,279	6,449	2,544	684	518	—	47,473
Cost of the reserve for retirement payments	18,093	17,326	3,919	4,875	8,185	—	52,397

Taxes and duties	464,278	2,471	1,937	169	4,180	0	473,035

Net income (loss)	63,149	(21,143)	7,136	(13,116)	58,064	(43,628)	50,463

As of September 30, 2006
Current assets	447,067	213,391	75,559	52,279	358,889	(789,012)	358,173
Investment in shares	290	155	681	—	418,398	(387,191)	32,333
Fixed assets	492,441	152,289	40,482	15,635	8,685	—	709,531
Acquisition of fixed assets	54,997	8,175	3,081	1,235	41	—	67,529
Total assets	989,738	392,437	125,271	74,159	1,840,296	(2,237,289)	1,184,612
Short-term liabilities	69,933	143,381	35,252	11,745	700,045	(798,910)	161,446
Reserve for retirement	152,292	147,604	33,922	40,148	64,689	—	438,655
Total liabilities	745,005	334,389	76,363	52,461	1,811,340	(1,848,890)	1,170,666
Equity	244,734	58,047	48,908	21,698	28,956	(388,398)	13,945

PEMEX Financial Results Report as of September 30, 2007.	35/37
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PEMEX	Corporate Finance Office — Investor Relations
Table A7
Ordinary hydrocarbons duty

Year	Rate

Actual	78.80%
2008	74.00%
2009	73.50%
2010	73.00%
2011	72.50%
2012	71.50%
Table A8
Duty on hydrocarbons for the fund for scientific and
technological research on energy

Year	Rate

2007	0.05%
2008	0.15%
2009	0.30%
2010	0.40%
2011	0.50%
2012	0.65%
Table A9
Duty for abandoned fields

Average annual price range of mexican crude oil
(US dollars)	Rate

00.01 - 24.99	37%
25.00 - 29.99	42%
30.00 - 39.99	47%
40.00 - 49.99	52%
50.00 and beyond	57%

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PEMEX	Corporate Finance Office — Investor Relations
If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

Celina Torres	Andrés Brügmann
ctorresu@dcf.pemex.com	abrugmann@dcf.pemex.com

Rebeca González	Guillermo Regalado
rgonzalez@dcf.pemex.com	gregalado@dcf.pemex.com

Eduardo Ruíz-Healy Álvarez	Paulina Nieto
eruizh@dcf.pemex.com	pnietob@dcf.pemex.com
PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.
Amounts in US dollars are translated at the September 30, 2007 exchange rate of Ps. 10.9315 per US dollar.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.
We may include forward-looking statements that address, among other things, our:
▪	drilling and other exploration activities;

▪	import and export activities;

▪	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.
     Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
▪	changes in international crude oil and natural gas prices;

▪	effects on us from competition;

▪	limitations on our access to sources of financing on competitive terms;

▪	significant economic or political developments in Mexico;

▪	developments affecting the energy sector; and changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC ‘s website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.
EBITDA and free cash-flow are non-US GAAP measures.

PEMEX Financial Results Report as of September 30, 2007.	37/37
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

Date: November 9, 2007
FORWARD-LOOKING STATEMENTS
          This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
          Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.